UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                          Amendment to Amendment No. 1

                    Under the Securities Exchange Act of 1934


                            Finlay Enterprises, Inc.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   317884 20 3
                                 (CUSIP Number)


                                 Wendy L. Masler
     Thomas H. Lee Company, 75 State Street, Boston, MA 02109 (617) 227-1050
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                October 22, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 317884 20 3

1.   NAME OF REPORTING PERSON - THL Equity Advisors Limited Partnership

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                     (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                    [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                    7.    SOLE VOTING POWER

NUMBER OF
SHARES              8.    SHARED VOTING POWER
BENEFICIALLY               1,801,510
OWNED BY
EACH                9.    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH
                   10.    SHARED DISPOSITIVE POWER
                           1,801,510

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,801,510

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                  [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.7%

14.  TYPE OF REPORTING PERSON

     PN

                                  SCHEDULE 13D

                          Amendment to Amendment No. 1


         Item 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Shares") of Finlay Enterprises, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 521 Fifth Avenue, New York, New York, 10175.

         Item 2.  Identity and Background.

         This Amendment to Amendment No. 1 to Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) Thomas H. Lee Equity Partners, L.P., a Delaware limited partnership ("Equity Partners"), (2) THL Equity Advisors Limited Partnership, a Delaware limited partnership ("Equity Advisors"), (3) THL Equity Trust, a
Massachusetts  business  trust  ("Equity  Trust"),  and (4)  Thomas H. Lee ("Mr.
Lee").

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Exhibits to this Amendment are incorporated herein by reference.

         Except for the agreements described below, to the best of knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits division of profits or less, or the giving or withholding of proxies.

         On October 22, 1997, Equity-Linked Investors II ("ELI-II"), a stockholder of the Issuer, Equity Partners and the other Lee Holders (as such term is defined therein) entered into a letter agreement (the "Letter Agreement") a copy of which is attached hereto as Exhibit 2. Pursuant to the Letter Agreement, ELI-II, Equity Partners and the other Lee Holders agreed, among other things, to restrict their sale of Shares for a limited period of time.

         Item 7.  Material to be Filed as Exhibits.

         Exhibit 1:        Joint filing agreement among the Reporting Persons.

         Exhibit 2: Letter Agreement, dated as of October 22, 1997, by and among ELI-II, Equity Partners and the other Lee Holders.

                                   Schedule A

     Each of the following individuals is a United States citizen, and with the exception of John W. Childs, Glenn H. Hutchins and Steven G. Segal, is employed by the Thomas H. Lee Company, 75 State Street, Boston, Massachusetts, 02109.

     Steven G. Segal and John W. Childs are employed by JW Childs Associates, One Federal Street, Boston, Massachusetts, 02110.

         Glenn H. Hutchins is employed by the Blackstone Group, 345 Park Avenue, New York, New York, 10154.

THL Equity Trust

Officers:

Chairman                            Thomas H. Lee
                                    1 Old Farm Road, Lincoln, MA  01773

President                           David V. Harkins
                                    8 Corn Point Road, Marblehead, MA  01945

Vice Presidents                     C. Hunter Boll
                                    45 Fletcher Street, Winchester, MA  01890

                                    Thomas R. Shepherd
                                    172 Harvard Road, Stow, MA  01775

                                    Anthony J. DiNovi
                                    3 Ravine Road, Wellesley, MA  02181

                                    Thomas M. Hagerty
                                    256 Beacon Street, Apt. #4, Boston, MA 02116

                                    Joseph J. Incandela
                                    139 Abbott Road, Wellesley Hills, MA  02181

                                    Scott A. Schoen
                                    191 Kings Grant Road, Weston, MA  02193

                                    Warren C. Smith, Jr.
                                    38 Coolidge Lane, Dedham, MA  02026

                                    Glenn H. Hutchins
                                    c/o The Blackstone Group
                                    345 Park Avenue, New York, NY, 10154

                                    Steven G. Segal
                                    42 Nobscot Road, Newton, MA  02159


Treasurer                           Wendy L. Masler
                                    11 Waverly Street, #3, Brookline, MA  02115

Assistant Treasurer                 Andrew D. Flaster
                                    4 Fairfield Drive, Lexington, MA  02173

Clerk                               Wendy L. Masler
                                    11 Waverly Street, #3, Brookline, MA  02115

Assistant Clerks                    Charles W. Robins, Esq.
                                    50 Lehigh Road, Wellesley, MA  02181

                                    James Westra, Esq.
                                    5 Stage Hill Road, Wenham, MA  01984

                                    Jeffrey S. Wieand, Esq.
                                    1695 Lowell Road, Concord, MA  01742

Trustees:

         Thomas H. Lee              1 Old Farm Road, Lincoln, MA  01773
         David V. Harkins           8 Corn Point Road, Marblehead, MA  01945
         John W. Childs             c/o JW Childs Associates,
                                    One Federal Street, Boston, MA  02110

                                   Signatures

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

                                  THOMAS H. LEE EQUITY PARTNERS, L.P.
                                  By:  THL Equity Advisors Limited Partnership,
                                          its General Partner
                                  By:  THL Equity Trust, its General Partner


                                  By:    /s/ Warren C. Smith
                                  Name:    Warren C. Smith, Jr.
                                  Title:   Vice President


                                  THOMAS H. LEE EQUITY ADVISORS
                                  LIMITED PARTNERSHIP

                                  By:  THL Equity Trust, its General Partner


                                  By:     /s/ Warren C. Smith
                                  Name:     Warren C. Smith, Jr.
                                  Title:       Vice President


                                  THL EQUITY TRUST


                                  By:    /s/ Warren C. Smith
                                  Name:    Warren C. Smith, Jr.
                                  Title:       Vice President


                                  /s/ Thomas H. Lee
                                  Thomas H. Lee

             Exhibit 1 to Schedule 13D Amendment to Amendment No. 1
                            Finlay Enterprises, Inc.

                                    AGREEMENT

     Agreement made this 19th day of November, 1997, by and between each of the undersigned.

     WHEREAS, each of the undersigned is required to file an amendment to Amendment No. 1 to Schedule 13D with respect to ownership of securities in Finlay Enterprises, Inc.; and

     WHEREAS, each of the undersigned is individually eligible to use this Amendment to Amendment No. 1 to Schedule 13D;

     NOW, THEREFORE, the undersigned agree to file only one Amendment to Amendment No. 1 to Schedule 13D reflecting their combined beneficial ownership of securities in Finlay Enterprises, Inc.

                                  THOMAS H. LEE EQUITY PARTNERS, L.P.
                                  By:  THL Equity Advisors Limited Partnership,
                                          its General Partner
                                  By:  THL Equity Trust, its General Partner

                                  By:     /s/ Warren C. Smith, Jr.
                                  Name:  Warren C. Smith, Jr.
                                  Title:     Vice President

                                  THOMAS H. LEE EQUITY ADVISORS
                                  LIMITED PARTNERSHIP

                                  By:  THL Equity Trust, its General Partner

                                  By:    /s/ Warren C. Smith, Jr.
                                  Name:  Warren C. Smith, Jr.
                                  Title:     Vice President

                                  THL EQUITY TRUST

                                  By:    /s/ Warren C. Smith, Jr.
                                  Name:  Warren C. Smith, Jr.
                                  Title:     Vice President

                                     /s/ Thomas H. Lee
                                  Thomas H. Lee